UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                            ASCEND ACQUISITION CORP.
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                         (Title of Class of Securities)

                                   04350H 308
                                 (CUSIP Number)

                                   Don K. Rice
                         435 Devon Park Drive, Bldg. 700
                                 Wayne, PA 19087
                                  610/977-7531
            (Name, Address, and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 7, 2009
             (Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 13d-1(e), Sections 13d-1(f), or Sections 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                CUSIP No. 04350h 308
___________________________________________________________________________________________
     1) Names of Reporting Person

             Don K. Rice

             S.S. or I.R.S. Identification No. of Above Person (entities only)

 ___________________________________________________________________________________________
     2) Check the Appropriate Box if a Member of a Group (See Instructions)

                           (a) [ ]
                           (b) [ ]
____________________________________________________________________________________________
     3)  SEC Use Only
____________________________________________________________________________________________
     4)  Source of Funds:
                           PF
____________________________________________________________________________________________
     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                           N/A
____________________________________________________________________________________________
     6)  Citizenship or place of Organization:
                           United States of America
____________________________________________________________________________________________
                  (7)      Sole Voting Power
Number of                  5,997,229
Shares
Bene-             _________________________________________________________________________
ficially          (8)      Shared Voting Power
owned by                                -0-
Each
Report-           __________________________________________________________________________
ing Person        (9)      Sole Dispositive Power
With                                5,997,229
____________________________________________________________________________________________
                  (10)     Shared Dispositive Power
                                        -0-
____________________________________________________________________________________________
         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                           5,997,229
 ____________________________________________________________________________________________
         12)      Check if the Aggregate Amount in Row (11) excludes certain shares:
                           [   ]
____________________________________________________________________________________________
         13)      Percent of Class Represented by Amount in Box (11):
                           89.1%
____________________________________________________________________________________________
         14)      Type of Reporting Person
                           IN

                              PURPOSES OF AMENDMENT

         This Amendment No. 2 to Schedule 13D relates to shares of common stock in Ascend Acquisition Corp., a Delaware corporation (the "Issuer"). This Amendment No. 2 supplements and amends the initial statement on Schedule 13D filed on August 8, 2007 (the "Initial Statement") by Don K. Rice, as previously amendment by an Amendment No. 1 filed on November 20, 2008. This Amendment No. 2 is being filed to report a change in Mr. Rice's beneficial ownership due to the issuance of a convertible promissory note. Capitalized terms used herein and not otherwise defined herein shall have the meaning given to them in the Initial Statement, as heretofore amended by Amendment No. 1. All share figures and per-share price figures take into account a one-for-ten reverse stock split effected in 2008.

ITEM 3.  Source and Amount of Funds or Other Consideration

         Item 3 of the Initial Statement is being amended to read in its entirety as follows:

         "In December 2005, in connection with the Issuer's formation, Rice purchased 69,500 shares of Common Stock at a purchase price of approximately $0.29 per share. Rice used his personal funds to purchase such shares at that time. Effective April 19, 2006, the Issuer's board of directors authorized a stock dividend of 0.714285 shares of Common Stock for each outstanding share of Common Stock, effectively lowering the purchase price to approximately $0.167 per share (and increasing the number of shares held by Rice to 119,143 shares).

         In May 2006, simultaneously with the Issuer's public offering of units ("Units"), Rice purchased 166,667 Units on a private basis for $6.00 per Unit, or an aggregate purchase price of $1,000,002. Each Unit consists of one-tenth of one share of Common Stock and two warrants to purchase one-tenth of one share of Common Stock ("Warrants"). The Warrants have an exercise price of $50.00 per share and will become exercisable upon completion by the Issuer of a business combination with a target business. Rice used his personal funds to purchase such Units at that time.

         At the same time, Rice also committed to place a limit order to purchase up to $250,000 Warrants in the open market at prices not to exceed $0.60 per Warrant during the three month period beginning on the later of (i) 60 days after the completion of the distribution of the Issuer's Units and (ii) the commencement of separate trading of the Warrants. During this three-month period, Rice purchased 620,000 Warrants using his personal funds.

         On November 18, 2008, the Issuer executed in favor of Mr. Rice a promissory note convertible into up to 4,875,000 shares of Common Stock to represent certain outstanding indebtedness then owed by Issuer to Mr. Rice.

         On August 7, 2009, the Issuer executed in favor of Mr. Rice a promissory note convertible into up to 1,000,000 shares of Common Stock to represent certain outstanding indebtedness then owed by Issuer to Mr. Rice."

ITEM 5.  Interest in Securities of the Issuer

         Item 5 of the Initial Statement is being amended to read in its entirety as follows:

         "Rice beneficially owns outright 122,229 shares of Common Stock for which he is the beneficial owner. Moreover, Mr. Rice is the beneficial owner of 4,875,000 shares of Common Stock into which a convertible promissory note, in the original principal amount of $195,000 executed on November 18, 2008 by the Issuer in favor of Mr. Rice, can be converted at any time. Furthermore, Mr. Rice is the beneficial owner of 1,000,000 shares of Common Stock into which a convertible promissory note, in the original principal amount of $50,000 executed on August 7, 2009 by the Issuer in favor of Mr. Rice, can be converted at any time. Based on the foregoing, Mr. Rice acknowledges that he is the beneficial owner of 5,997,229 of Common Stock for which he has sole voting and investment power. The foregoing does not include 95,333 shares of Common Stock issuable upon exercise of Warrants held by Rice that are not currently exercisable and may not become exercisable within 60 days. Other than for his transfer of shares to satisfy an outstanding Issuer payable and his receipt of the convertible promissory note described above, Mr. Rice has not effected any transaction in or with respect to the Common Stock during the past 60 days."

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Item 6 of the Initial Statement is being amended to read in its entirety as follows:

         "As of June 30, 2009, the Issuer owed to Mr. Rice an aggregate of $240,985.10, which was represented by two promissory notes convertible into up to an aggregate of 5,875,000 shares of Common Stock."

ITEM 7. Material to Be Filed as Exhibits

         Item 7 of the Initial Statement is being amended to read in its entirety as follows:

         "Exhibit
         Number            Exhibit Title

         10.1 Convertible Promissory Note dated November 18, 2008 in the original principal amount of $195,000.00 executed by the Issuer in favor of Don K. Rice - previously filed

         10.2 Convertible Promissory Note dated August 7, 2009 in the original principal amount of $50,000.00 executed by the Issuer in favor of Don K. Rice - filed herewith"

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2009



:/S/   Don K. Rice
----------------------------------
         Don K. Rice, individually

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer of general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
          CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
                              (SEE 18 U.S.C. 1001).